UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*
                             LORETTA FOOD GROUP INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   544083 10 8
                                 (CUSIP Number)

                                   Leo Couprie
                            C/O 1505262 Ontario Inc.
                          2345 Stanfield Rd., Unit #202
                      Mississauga, Ontario, Canada, L4Y 3Y3
                            TEL. NO.: (905) 361-0111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 7, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 544083 10 8
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only)

     1505262 Ontario Inc. (formerly Sweet Valley Foods Inc.)
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |X|

--------------------------------------------------------------------------------

     (b) |_|

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Ontario
--------------------------------------------------------------------------------

              7.    Sole Voting Power

              1,500,000 shares (includes securities exchangable within 60 days)
              ------------------------------------------------------------------
Number of
Shares        8.    Shared Voting Power
Beneficially
Owned by            -0-
Each                ------------------------------------------------------------
Reporting
Person with   9.    Sole Dispositive Power

                    1,500,000 shares
                    (includes securities exchangable within 60 days)
                    ------------------------------------------------------------

              10.   Shared Dispositive Power

                    -0-
                    ------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,500,000 shares
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     29.95%(1)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     CO
     ---------------------------------------------------------------------------

CUSIP No. 544083 10 8
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Leo Couprie
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |X|

--------------------------------------------------------------------------------

     (b) |_|

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     AF OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Canadian
--------------------------------------------------------------------------------

              7.    Sole Voting Power

              140,000 shares (includes stock-options exercisable within 60 days)
              ------------------------------------------------------------------
Number of
Shares        8.    Shared Voting Power (2)
Beneficially
Owned by      1,500,000 shares (includes securities exchangeable within 60 days)
Each          ------------------------------------------------------------------
Reporting
Person with   9.    Sole Dispositive Power

              140,000 shares (includes stock-options exercisable within 60 days)
              ------------------------------------------------------------------

              10.   Shared Dispositive Power (2)

              1,500,000 shares (includes securities exchangeable within 60 days)
              ------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,640,000 shares (2)
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     32.75%(1)
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
     ---------------------------------------------------------------------------

(1) THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 27, 2004 (5,007,000), AS STATED ON THE COMPANY'S DEFINITIVE INFORMATION STATEMENT FILED ON DECEMBER 13, 2004.

(2) LEO COUPRIE DISCLAIMS BENEFICIAL OWNERSHIP OF SECURITIES OWNED BY 1505262 ONTARIO INC. EXCEPT TO THE EXTENT OF HIS PECUNIARY INTEREST THEREIN. THIS FILING SHALL NOT BE DEEMED AN ADMISSION THAT HE IS, FOR PURPOSES OF SECTION 16 OF THE ACT OR OTHERWISE, THE BENEFICIAL OWNER OF SECURITIES OWNED BY 1505262 ONTARIO INC. COVERED BY THIS FILING.

AMENDMENT NO. 1 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1 is hereby amended and restated in its entirety as follows:

Item 1.  Security and Issuer

         This constitutes  Amendment No. 1 (the "Amendment") to the statement on
         Schedule 13D, filed on behalf of 1505262 Ontario Inc., dated July 27, 2004, as amended (the "Statement"), relating to the common stock, $0.001 par value ("Common Stock") of Loretta Food Group Inc.. (the "Issuer"). The principal executive offices of the Issuer are presently located at 2405 Lucknow Drive, Mississauga, Ontario, L5S 1H9. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.  Identity and Background

         This statement is filed by 1505262 Ontario Inc. (formerly Sweet Valley Foods Inc.), corporation organized under the laws of the province of Ontario (the "Company"). Its place of organization is Ontario. Its principal business is food wholesale. The address of its principal place of business is stated above.

         Directors,  Executive  Officers and Control  Persons of 1505262 Ontario
         Inc.:

         Name                                        Title

         Leo Couprie (*)       Chairman and a Director of 1505262 Ontario Inc.

         Tyrone Ganpaul (*)    President and a Director of 1505262 Ontario Inc.

         (*) is a Canadian citizen and principal business address at c/o 1505262 Ontario Inc., 2345 Stanfield Rd., Mississauga, ON, L4Y 3Y3 and telephone number is (905) 361-0111.

         Leo Couprie has been a director of the Issuer since July 27, 2004. He was appointed to the Board of Directors of the Company in conjunction with the acquisition of certain assets of 1505262 Ontario Inc. (formerly Sweet Valley Foods Inc.) by MG Holdings Inc., a subsidiary of the Issuer. Mr. Couprie is the Chairman of the Board of Directors of 1505262 Ontario Inc., and a director and shareholder of said corporation, which holds 750,000 shares of exchangeable stock of MG Holdings Inc. in which are exchangeable for 1,500,000 of the Issuer's Common Stock. Mr. Couprie is also the Chairman of Couprie, Fenton Inc., a company he co-founded in 1986.

         Tyrone Ganpaul has a Vice President of the Issuer since July 27, 2004. Mr. Ganpaul is also the President and a director of Sweet Valley Food Corporation, a wholly-owned subsidiary of the Issuer. He is currently the President, a director and a shareholder of 1505262 Ontario Inc., which holds 750,000 shares of exchangeable stock of MG Holdings Inc. and which are exchangeable for 1,500,000 shares of the Issuer's Common Stock.

         During the last five (5) years, neither 1505262 Ontario Inc., nor its directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, neither 1505262 Ontario Inc., nor its directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         On July 27, 2004, the Company received the 750,000 shares of exchangeable stock of MG Holdings Inc., that are exchangeable into 1,500,000 shares of the Issuer's Common Stock, as part of the consideration received by 1505262 Ontario Inc. for the sale of certain assets of 1505262 Ontario Inc. to MG Holdings Inc., a subsidiary of the Issuer.

         For his services as a director of the Issuer, Leo Couprie was issued 10,000 shares of Common Stock on July 27, 2004, 100,000 shares of
         Common Stock on March 7, 2005, and was granted 30,000 options to purchase 30,000 shares of Common Stock at $1.00 per shares and expiring on July 27, 2009 (the "Options").

Item 4.  Purpose of Transaction

         The purpose of the Company's transaction was for MG Holdings Inc., a subsidiary of the Issuer, to aquire certain assets of 1505262 Ontario Inc. and in exchange for said assets 1505262 Ontario Inc. received, among other things, 750,000 shares of exchangeable stock of MG Holdings Inc.

         The purpose of transactions of Leo Couprie were for his services as a director of the Issuer.

         1505262 Ontario Inc. and Leo Couprie reserve their right to actively pursue various proposals which could relate to or would result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b.  An  extraordinary   corporate   transaction,   such  as  a  merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g.   Changes  in  the   Issuer's   charter,   by-laws  or   instruments
         corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

         i. Any action similar to any of those enumerated above.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

         (a)The Company beneficially owns 750,000 exchangeable shares ("Exchangeable Shares") of MG Holdings Inc. that are exchangeable into 1,500,000 shares of Common Stock, which represents 29.96% of the outstanding shares of Common Stock. Leo Couprie beneficially owns 110,000 shares of Common Stock, 30,000 Options and one-sixth of the issued and outstanding stock of the Company (therefore deemed to beneficially own 125,000 of the 750,000 Exchangeable Shares owned of record by the Company), which represents 7.79% of the outstanding shares of Common Stock. Tyrone Ganpaul beneficially owns one-sixth of the issued and outstanding stock of the Company (therefore deemed to beneficially own 125,000 of the 750,000 Exchangeable Shares owned of record by the Company), which represents 4.99% of the outstanding shares of Common Stock.

         (b) The Company has sole power to vote and dispose of 1,500,000 shares of Common Stock. Leo Couprie has the sole power to vote and dispose of 140,000 shares of Common Stock and shared power to vote and dispose of 1,500,000 shares of Common Stock owned of record by the Company.

         (c) Except as provided in Item 3 and Item 4 above, the Company, Leo Couprie and Tyrone Ganpaul have not effected any transactions in any shares of Common Stock of the Company during the past 60 days.

         (d)Other than the Company, Leo Couprie and Tyrone Ganpaul, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Company. Other than Leo Couprie, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Leo Couprie.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           April 20, 2005
                           --------------
                           Date

                           /s/ Leo Couprie
                           ------------------------------------
                               Leo Couprie
                               Chairman of 1505262 Ontario Inc.

                           April 20, 2005
                           --------------
                           Date

                           /s/ Leo Couprie
                           ---------------
                               Leo Couprie